

02022295

UF 6-5-02

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41134

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2001__ AND ENDING __March 31, 2002__
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Broker Dealer Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

21 Milk Street
           (No. and Street)

Boston   MA   02109
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linwood C. Downs, Treasurer   (617) 423-0800
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
           (Name – if individual, state last, first, middle name)

160 Federal Street   Boston   MA   02110
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

ρ JUN 1 9 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Linwood C. Downs___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Signature Broker Dealer Services, Inc.___ , as of ___March 31___ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DORIS F. WEED
Maine Notary Public
Commission Expires 03-20-2007

___Doris F. Weed___
Notary Public

_____
Signature

Treasurer
_____
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Signature Broker-Dealer Services, Inc.

In our opinion, the accompanying statement of financial condition of Signature Broker-Dealer Services, Inc. (the "Company") and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of the Company at March 31, 2002, and the results of its operations, its changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company is a wholly-owned subsidiary of Signature Financial Group, Inc. and as disclosed in Note 3 to the financial statements, operates under a management contract with Signature Financial Group, Inc. Because of this relationship, it is possible that the terms of this contract are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 21, 2002

Signature Broker-Dealer Services, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Statement of Financial Condition
March 31, 2002

Assets		
Cash	$	32,073
Due from Parent (Note 3)		264,732
	$	296,805
Stockholder's equity		
Stockholder's equity:		
Common stock, $.01 par value		
Authorized 25,000 shares; 1,000 shares issued and		
outstanding	$	10
Additional paid-in capital		216
Retained earnings		296,579
	$	296,805

The accompanying notes are an integral part of these financial statements.

Signature Broker-Dealer Services, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Statement of Operations
For the Year Ended March 31, 2002

Revenue	$	-
Expense		-
Net income (Note 3)	$	-

The accompanying notes are an integral part of these financial statements.

Signature Broker-Dealer Services, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Statement of Changes in Stockholder's Equity

	Shares Outstanding	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at March 31, 2001	1,000	$ 10	$ 216	$ 296,579	$ 296,805
Net income	-	-	-	-	-
Balance at March 31, 2002	1,000	$ 10	$ 216	$ 296,579	$ 296,805

The accompanying notes are an integral part of these financial statements.

Signature Broker-Dealer Services, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2002

Cash flows from operating activities:		
Net income	$	-
Changes in assets and liabilities:		
Decrease in due from Parent		25,028
Net cash provided by operating activities		25,028
Net increase in cash		25,028
Cash at beginning of year		7,045
Cash at end of year	$	32,073

The accompanying notes are an integral part of these financial statements.

1.   **Description of the Business**

Signature Broker-Dealer Services, Inc. ("the Company") was incorporated in Delaware on April 17, 1989, and is a wholly-owned subsidiary of Signature Financial Group, Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the provisions of the Securities Exchange Act of 1934. Until the expiration of a contract in September 1999, the Company provided distribution and administration services for investment companies. During the year ended March 31, 2002, the Company was inactive.

2.   **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated tax return of the Parent for both federal and state income tax reporting purposes. The Company has no formal tax sharing agreement with the Parent. The Company pays the Parent its net servicing income under a management contract (Note 3); accordingly, the Company has no taxable income and all federal and state income tax provisions are recorded on the books of the Parent.

3.   **Related Parties and Significant Clients**

The Company operates under a management contract with the Parent. The Parent provides all administrative services, office facilities and personnel necessary to provide the services which the Company contracts to provide, in exchange for all of the net income of the Company. The management fee would not necessarily be the same if an unrelated party provided these services to the Company.

Depending on the Company's anticipated requirements for future capital, the Parent may choose to settle the "Due from Parent" appearing in the Statement of Financial Condition, in whole or in part, by offset through a capital distribution or similar non-cash means, rather than by a cash payment to the Company.

Signature Broker-Dealer Services, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Notes to Financial Statements

4.   **Net Capital and Other Regulatory Requirements**

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $32,073 which was $27,073 in excess of its minimum required net capital of $5,000. The Company had no indebtedness at March 31, 2002.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(1) thereof.

Signature Broker-Dealer Services, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Computation of Net Capital Requirement Under SEC Rule 15c3-1
March 31, 2002

Schedule I

Stockholder's equity	$	296,805
Less - non-allowable assets:		
Due from Parent		(264,732)
Net capital		32,073
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	27,073
Aggregate indebtedness	$	-

Statement pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the unaudited Part II FOCUS report filed by the Company on April 22, 2002.



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

**Supplementary Report of Independent Accountants
on Internal Accounting Control Pursuant to SEC Rule 17a-5**

To the Board of Directors and Stockholder of
Signature Broker-Dealer Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Signature Broker-Dealer Services, Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned
objectives. Two of the objectives of internal control and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions
are executed in accordance with management's authorization and recorded properly to permit the
preparation of financial statements in accordance with accounting principles generally accepted in the
United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures
listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above,
errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future
periods is subject to the risk that they may become inadequate because of changes in conditions or that
the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that
might be material weaknesses under standards established by the American Institute of Certified Public
Accountants. A material weakness is a condition in which the design or operation of the specific
internal control components does not reduce to a relatively low level the risk that error or fraud in
amounts that would be material in relation to the financial statements being audited may occur and not
be detected within a timely period by employees in the normal course of performing their assigned
functions. However, we noted no matters involving internal control, including control activities for
safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second
paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with
the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do
not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.
Based on this understanding and on our study, we believe that the Company's practices and procedures
were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the
SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on
Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and
dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 21, 2002

Signature Broker-Dealer Services, Inc.

(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Financial Statements and Supplementary Schedule
Pursuant to Securities and Exchange Commission
Rule 17a-5 as of March 31, 2002 and
For the Year then Ended